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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

                ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/X/  Form 3 Holdings Reported

/X/  Form 4 Transactions Reported
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

      McDermott, John
--------------------------------------------------------------------------------
     (Last)                             (First)                  (Middle)

      107 East 3rd Avenue
--------------------------------------------------------------------------------
                                    (Street)
      Vancouver, BC Canada V5T 1C7
--------------------------------------------------------------------------------
  (City)                           (State)                (Zip)

--------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

      POPstar Communications, Inc.  - POPS
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)
      N/A
--------------------------------------------------------------------------------
4. Statement for Month/Year

      Fiscal Year Ended December 31, 2000
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)

      November 10, 1999
--------------------------------------------------------------------------------
6. Relationship of Reporting Person to Issuer

     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          President
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person
     [_]  Form Filed by More than 1 Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

1. Title of Security

       No reportable transactions.

2. Transaction Date Month/Day/Year

3. Transaction Code
          Code                    V
     ----------------     ---------------

4. Securities Acquired (A) or Disposed of (D)
         Amount             (A) or (D)           Price
    ----------------     ---------------    ---------------

5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year

6. Ownership Form: Direct (D) or Indirect (I)

7. Nature of Indirect Beneficial Ownership


* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

1. Title of Security
     (i)   Option
     (ii)  Option
     (iii) Option
     (iv)  Option

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (M/D/Y)
     (i)   3/31/99
     (ii)  5/23/00
     (iii) 5/23/00



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

     (iv)  5/23/00

4. Transaction Code
          Code                   V
     ----------------     ---------------
      (i)    A(3A)* (see Explanation of Responses, Note 1)
      (ii)   A(4)
      (iii)  A(4)
      (iv)   A(4)

5. Number of Derivative Securities Acquired (A) or Disposed of (D)
            (A)                 (D)
      ----------------     ---------------
       (i)   250,000
       (ii)   34,000
       (iii)  33,000
       (iv)   33,000

6. Date Exercisable and Expiration Date (M/D/Y)
       Date Exercisable     Expiration Date
       ----------------     ---------------
       (i)    6/30/01          6/30/02
       (ii)   5/23/01          5/23/02
       (iii)  5/23/02          5/23/03
       (iv)   5/23/03          5/23/04

7. Title and Amount of Underlying Securities
          Title         Amount or Number of Shares
       ------------     --------------------------
       (i)    Common           250,000
       (ii)   Common            34,000
       (iii)  Common            33,000
       (iv)   Common            33,000

8.  Price of Derivative Security
       (i)    $0.01 per share
       (ii)   $2.00 per share
       (iii)  $2.00 per share
       (iv)   $2.00 per share

9.  Number of Derivative Securities Beneficially Owned at End of Year
       (i)    250,000
       (ii)   284,000
       (iii)  317,000
       (iv)   350,000

10. Ownership of Derivative Security: Direct (D) or Indirect(I)
       (i)   Direct
       (ii)  Direct
       (iii) Direct
       (iv)  Direct

11. Nature of Indirect Beneficial Ownership


Explanation of Responses:



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


Note 1: As reported in the Initial Statement of Beneficial Ownership of Securities, it was inadvertently stated the exercise date of these 250,000 options as March 31, 2000 and the expiration date as March 31, 2002. Refer to 6(i) for the corrected date of exercise and date of expiration.


           /s/ John McDermott                             January 29, 2001
---------------------------------------------          ----------------------
      **Signature of Reporting Person                          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.